Exhibit 99.4

ESPÍRITO SANTO FINANCIAL GROUP S.A.

18th April 2005

Dear Shareholder

Espírito Santo Financial Group S.A.

We enclose with this letter the Notices for the Annual General Meeting and for the Extraordinary General Meeting which will be held in Luxembourg on May 27th 2005.

The audited Statutory Financial Statements and Notes of Espírito Santo Financial Group S.A. (‘‘ESFG’’) for the fiscal year ended 31st December 2004 prepared in accordance with the laws of Luxembourg which is the country where ESFG is registered, and the audited Consolidated Financial Statements and Notes of Espírito Santo Financial Group S.A. and subsidiaries are available on ESFG’s website www.esfg.com or you can obtain a copy by email from: teresadesouza@aol.com or by telephoning Teresa de Souza on +44 207 332 4350.

Yours faithfully,

Société anonyme / R. C. Luxembourg B 22 232
231, Val des Bons Malades
2121 Luxembourg-Kirchberg, Luxembourg